SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March , 2009

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Centrais Elétricas Brasileiras S.A. - ELETROBRÁS

MARKET ANNOUNCEMENT

We inform our shareholders and the market in general that the Board of Directors of Eletrobrás, assembled on March 13, 2009, has approved the Strategic Action Program of the Eletrobrás System for 2009-2012 - PAE 2009-2012. The program focuses on management excellence, profitability and social and environmental responsibility.

PAE 2009-2012 should leverage several projects in generation and transmission of energy to the National Interconnected System. The participation of the Eletrobrás System companies in these projects will be done through partnerships.

In addition to the construction of electric power generation plants and transmission lines, PAE 2009-2012 also provides corporate governance targets for Eletrobrás System companies, with the aims of obtaining Level 2 Corporate Governance at the Bolsa de Valores de São Paulo - Bovespa and becoming a component of the Dow Jones Sustainability Index (DJSI), in each case by 2012.

PAE 2009-2012 also foresees the internationalization of the company. Eletrobrás is conducting studies for investment in power plants that will generate up to 18,000 MW, mostly in neighboring countries to Brazil, and transmission lines with a length of about 11,000 kilometers. The strategic aim is the creation of new energy that can be added to the Brazilian electrical system and the integration of electrical power systems in South America.

PAE 2009-2012, is being updated with the suggestions given by the Board of Directors of Eletrobrás and will be available to shareholders and the market in general for download on Eletrobrás’s website, by the end of today, at www.eletrobras.com.br/elb/ri

Rio de Janeiro, March 16, 2009

Astrogildo Fraguglia Quental
CFO and Investor Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2009

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Astrogildo Fraguglia Quental
Astrogildo Fraguglia Quental Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.